April 21, 2006

John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Mail Stop 4561

Re:	Sky Financial Group, Inc.

Form 10-K for the period ended December 31, 2005

Filed February 23, 2006

File No. 001-14473

Dear Mr. Nolan,

Please consider this responsive to your letter of April 7, 2006. For ease of reference, the responses set forth below correspond to the order and numbering contained in your letter.

Form 10-K, filed February 23, 2006

Note 1 – Summary of Significant Accounting Policies

Stock-Based Compensation, page 39

1.	We note that you adopted the provisions of SFAS 123(R) in 2005 by applying the modified retrospective method. You disclose that the 2005 compensation expense that would have been recorded for options granted in 2005 to retirement eligible employees would have increased your expense recognition by $1,022. Please explain in your response letter the following:

•	Quantify the stock options granted to retirement eligible employees prior to 2005 that are outstanding as of the date you adopted SFAS 123(R);

•	Tell us if, as a result of the adoption of SFAS 123(R), you recognized accelerated compensation expense for these awards; and

•	Provide authoritative guidance to support your accounting.

Management Response:

Sky Financial Group, Inc. adopted SFAS 123(R) on October 1, 2005. As of that date, Sky Financial had approximately 710,802 options outstanding that were issued prior to 2005 to employees that were retirement eligible at October 1, 2005. Sky Financial did not recognize accelerated compensation expense for these awards in its results of operations for the year ended December 31, 2005. For the grants issued prior to the adoption of SFAS 123(R), Sky Financial’s accounting policy under the accounting guidance of APB Opinion 25 and SFAS 123 was to recognize compensation cost, either in the income statement or in the required pro forma disclosures, over the nominal vesting period for all participants regardless whether or not they were retirement eligible. Subsequent to the adoption of SFAS 123(R), all grants to retirement eligible individuals will have their compensation cost accelerated. This accounting treatment was supported in a published speech by Shan L. Benedict, Professional Accounting Fellow, in the SEC’s Office of Chief Accountant, at the 2005 AICPA National Conference on Current SEC and PCAOB Developments.

In addition, future Form 10-K and Form 10-Q filings will include an additional disclosure to clarify this treatment. For example, our first quarter 2006 Form 10-Q will include the following disclosure:

In accordance with Sky Financial’s stock option and restricted shares plans, employee participants that are 55 or older are eligible to retire, which has the effect of immediately vesting all non-vested options and restricted shares. Prior to the adoption of FAS 123(R), Sky Financial’s accounting policy was to recognize compensation cost over the contractual vesting period with no acceleration based on retirement age. Compensation cost for all awards granted prior to the adoption of FAS 123(R) will continue to be recognized over the contractual vesting period and any remaining unrecognized compensation cost will be accelerated when an employee actually retires. Compensation cost for awards granted or modified after the adoption of FAS 123(R) will be recognized over a period to the date employee first becomes eligible for retirement. In accordance with this change in policy, the stock option expense for the three months ended March 31, 2006 and 2005 included expense of $111,832 and $100,698, respectively, for stock options that were granted to retirement eligible participants prior to the adoption of FAS 123(R) that are continuing to be expensed over the contractual terms of the option.

Note 10 – Derivative Instruments and Hedging Activities, page 48

2.	We note that you have entered into interest rate swap agreements designated as both fair value and cash flow hedges to hedge your debt. For your fair value hedges, you disclose that because the hedging relationships are considered to be highly effective, changes in the fair value of the interest rate swaps exactly offset the corresponding changes in the hedged items and, as a result, the changes in the fair value do not result in any impact on net income. For your cash flow hedges, your disclosure states that no ineffectiveness was recorded in income from continuing operations during 2005, 2004, or 2003. Please explain in your response letter the following:

•	The terms of the debt which you hedged;

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•	The specific documented risk being hedged;

•	The terms of the hedging instrument;

•	How you determine that these hedging relationships met all of the criteria of paragraphs 20 – 21 and 28 – 29 of SFAS 133 to qualify as fair value and cash flow hedges, respectively; and

•	How your hedges for which you use the short-cut method of assessing effectiveness, if applicable, meet each of the requirements of paragraph 68 of SFAS 133.

Management Response:

Fair Value Hedges

•	The terms of the debt hedged are presented as Attachment I, A – C;

•	The specific documented risk being hedged is as follows:

Sky Financial’s hedging relationships as of December 31, 2005 and the specified, documented risk being hedged are as follows:

Hedging Relationships	Risk Being Hedged	Guidance
Fair Value Hedges
FHLB Advances	Risk of changes in fair value attributable to changes in the LIBOR swap rate, the designated benchmark interest rate being hedged (see paragraph 540 for a definition of the benchmark interest rate).	Paragraph 21(f)(2) allows companies to designate as the risk being hedged the change in fair value of the hedged item attributable to changes in the benchmark interest rate.
Repurchase agreements
Commercial Loans
Junior Subordinated Debt

•	The terms of the hedging instrument are presented as Attachment I, A – C;

•	Sky Financial determined that these hedging relationships met the criteria of paragraphs 20 – 21 of SFAS 133 in order to qualify as fair value hedges based on the information presented in Attachment II;

•	Sky Financial meets the requirements of paragraph 68 of SFAS 133 for its hedges that are designated to use the short-cut method of assessing effectiveness based on the information presented in Attachment III.

3

Cash Flow Hedges

In the second quarter of 2003, Sky Financial acquired two interest rate swaps from an acquisition that were being accounted for as cash flow hedges. These interest rate swaps had a combined notional value of $40 million and matured in the third and fourth quarters of 2005. The interest rate swaps were designated as cash flow hedges against $40 million of borrowings from the Federal Home Loan Bank (FHLB). These hedges were in the form of interest rate swaps, whereby Sky pays a fixed rate of interest and receives a variable rate based on LIBOR.

As part of the acquisition and purchase accounting, Sky Financial kept the hedge designation as cash flow hedges and continued to use the short-cut method in our assessment of hedge effectiveness as the terms of both the hedged debt and the hedging instrument terms had not changed. The hedge was considered to be highly effective at hedging the changes in interest rates on FHLB debt. Based on the documentation, the risk being hedged by these swaps was the risk of rising variable interest rates on its FHLB borrowings attributable to changes in LIBOR, the benchmark interest rate being hedged.

For measurement of ineffectiveness, the value of the swaps at the acquisition date was amortized as an adjustment to interest expense through the maturity of the swaps. Changes in fair value subsequent to the acquisition date, excluding the amortization of acquisition value, were deferred in accumulated other comprehensive income. In reexamining our accounting treatment, we recognize that our accounting for the acquired interest rate swaps is contrary to the guidance in DIG Issue E15. We have considered the impact of our prior accounting treatment for all periods presented and have determined, based on both quantitative and qualitative analysis, that the impact was not material to our results of operations or financial condition. At December 31, 2005, 2004 and 2003, Sky Financial had $0, $8,502 and $338,302, respectively in accumulated other comprehensive income related to these swap transactions.

Since Sky Financial’s adoption of SFAS No. 133, these two interest rate swaps are the only derivatives that Sky Financial has retained subsequent to an acquisition. In accordance with the guidance in DIG Issue E15, the shortcut method will not be used for any derivatives acquired in future acquisitions.

* * * * * * *

Please consider this as Sky Financial’s acknowledgement that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (419) 254-6068 should you have any questions.

Sincerely,

/s/ Kevin T. Thompson
Kevin T. Thompson
Executive Vice President /
Chief Financial Officer

5

Sky Financial Group, Inc.

Attachment I A

Hedges of FHLB Advance and Repurchase Agreement

Terms of Swaps Hedging FHLB Advances and Term Repurchase Agreement

No.	Ref. No.	Issue Date	Product	Notional	Floating Leg Index	Fixed Leg Strike	Maturity	Cancel Date	Cancel Freq.
1	2005061501	6/15/05	Cancelable Swap	10,000,000	3 mo. USD-LIBOR-BBA	4.53%	10/1/08	7/1/05	Quarterly
2	2005061502	6/15/05	Cancelable Swap	10,000,000	3 mo. USD-LIBOR-BBA	4.78%	9/25/08	6/25/05	Quarterly
3	2004052401	5/24/04	Cancelable Swap	50,000,000	3 mo. USD-LIBOR-BBA	6.03%	1/19/10	7/18/04	Quarterly
4	2004052501	5/25/04	Cancelable Swap	5,000,000	3 mo. USD-LIBOR-BBA	5.59%	5/14/08	8/14/04	Quarterly
5	2004052502	5/25/04	Cancelable Swap	15,000,000	3 mo. USD-LIBOR-BBA	6.29%	6/15/09	6/15/04	Quarterly
6	2004052503	5/25/04	Cancelable Swap	20,000,000	3 mo. USD-LIBOR-BBA	6.00%	6/15/09	6/15/04	Quarterly
7	2004052605	5/26/04	Cancelable Swap	50,000,000	3 mo. USD-LIBOR-BBA	5.99%	1/21/10	7/21/04	Quarterly
8	2004052606	5/26/04	Cancelable Swap	20,000,000	3 mo. USD-LIBOR-BBA	4.75%	10/14/08	7/14/04	Quarterly
9	2004052607	5/26/04	Cancelable Swap	10,000,000	3 mo. USD-LIBOR-BBA	4.63%	11/20/08	8/20/04	Quarterly
10	2004052601	5/26/04	Swap	30,000,000	3 mo. USD-LIBOR-BBA	5.24%	2/20/11
11	2004052602	5/26/04	Swap	5,000,000	3 mo. USD-LIBOR-BBA	6.72%	11/17/10
12	2004052603	5/26/04	Swap	5,000,000	3 mo. USD-LIBOR-BBA	6.63%	11/16/07
13	2004052604	5/26/04	Swap	5,000,000	3 mo. USD-LIBOR-BBA	6.18%	12/7/07

Terms of Hedged FHLB Advances and Term Repurchase Agreement

No.	Ref. No	Issue Date	Hedged Debt	Principal		Fixed Rate	Maturity	Conversion Date	Conversion Freq.
1	2005061501L	6/15/05	Convertible FHLB Advance	10,000,000	N/A	4.53%	10/1/08	7/1/05	Quarterly
2	2005061502L	6/15/05	Convertible FHLB Advance	10,000,000	N/A	4.78%	9/25/08	6/25/05	Quarterly
3	2004052401L	5/24/04	Convertible FHLB Advance	50,000,000	N/A	6.03%	1/19/10	7/18/04	Quarterly
4	2004052501L	5/25/04	Convertible FHLB Advance	5,000,000	N/A	5.59%	5/14/08	8/14/04	Quarterly
5	2004052502L	5/25/04	Convertible FHLB Advance	15,000,000	N/A	6.29%	6/15/09	6/15/04	Quarterly
6	2004052503L	5/25/04	Convertible FHLB Advance	20,000,000	N/A	6.00%	6/15/09	6/15/04	Quarterly
7	2004052605L	5/26/04	Convertible FHLB Advance	50,000,000	N/A	5.99%	1/21/10	7/21/04	Quarterly
8	2004052606L	5/26/04	Convertible FHLB Advance	20,000,000	N/A	4.75%	10/14/08	7/14/04	Quarterly
9	2004052607L	5/26/04	Convertible FHLB Advance	10,000,000	N/A	4.63%	11/20/08	8/20/04	Quarterly
10	2004052601L	5/26/04	Repurchase Agreement	30,000,000	N/A	5.24%	2/20/11	N/A	N/A
11	2004052602L	5/26/04	FHLB Advance	5,000,000	N/A	6.72%	11/17/10	N/A	N/A
12	2004052603L	5/26/04	FHLB Advance	5,000,000	N/A	6.63%	11/16/07	N/A	N/A
13	2004052604L	5/26/04	FHLB Advance	5,000,000	N/A	6.18%	12/7/07	N/A	N/A

Sky Financial Group, Inc.

Attachment I B

Hedges of Subordinated Debt

Terms of Swaps Hedging Subordinated Debt

No.	Ref. No.	Trade Date	Product	Notional	Floating Leg Index	Fixed Leg Strike	Maturity	Cancel Date	Cancel Freq.	Call Premium	Interest Deferral*
1	2002030601	3/6/02	Cancelable Swap	35,000,000	3 mo. USD-LIBOR-BBA	9.340%	5/1/30	5/1/10	Any Bus. Day	Matches Debt	Matches Debt
2	2002030602	3/6/02	Cancelable Swap	25,000,000	3 mo. USD-LIBOR-BBA	9.875%	2/1/27	2/1/07	Any Bus. Day	Matches Debt	Matches Debt
3	2002082604	8/26/02	Cancelable Swap	25,000,000	3 mo. USD-LIBOR-BBA	9.340%	5/1/30	5/1/10	Any Bus. Day	Matches Debt	Matches Debt
4	2002082601	8/26/02	Cancelable Swap	23,600,000	3 mo. USD-LIBOR-BBA	10.200%	6/1/27	6/1/07	Any Bus. Day	Matches Debt	Matches Debt

Terms of Hedged Subordinated Debt
No.	Ref. No.	Issue Date	Hedged Debt	Principal		Fixed Rate	Maturity	Early Term Option	Conversion Freq.	Call Premium	Interest Deferral*
1	2002030601L	3/6/02	Subordinated Debt	35,000,000	N/A	9.340%	5/1/30	5/1/10	Any Bus. Day	Y	Y
2	2002030602L	3/6/02	Subordinated Debt	25,000,000	N/A	9.875%	2/1/27	2/1/07	Any Bus. Day	Y	Y
3	2002082604L	8/26/02	Subordinated Debt	25,000,000	N/A	9.340%	5/1/30	5/1/10	Any Bus. Day	Y	Y
4	2002082601L	8/26/02	Subordinated Debt	23,600,000	N/A	10.200%	6/1/27	6/1/07	Any Bus. Day	Y	Y

*	If interest is deferred on debt, then payment on both legs of the swap is automatically deferred.

Sky Financial Group, Inc.

Attachment I C

Hedges of Fixed Rate Commercial Loans

Terms of Swaps Hedging Fixed Rate Commercial Loans

No.	Reference Number	Trade Date	Product	Notional	Floating Leg Index	Fixed Leg Strike	Maturity
1	2005123001	12/30/05	Amortizing Swap	940,000	1 mo. USD-LIBOR-BBA	7.89%	1-Jan-16
2	2005093001	9/30/05	Amortizing Swap	1,000,000	1 mo. USD-LIBOR-BBA	7.26%	1-Oct-10
3	2005081801	8/18/05	Amortizing Swap	1,168,750	1 mo. USD-LIBOR-BBA	7.38%	1-Sep-15
4	2005092205	9/22/05	Amortizing Swap	1,695,000	1 mo. USD-LIBOR-BBA	7.40%	1-Oct-15
5	2005112301	11/23/05	Amortizing Swap	2,200,000	1 mo. USD-LIBOR-BBA	6.75%	1-Dec-15
6	2005082601	8/26/05	Amortizing Swap	3,436,159	1 mo. USD-LIBOR-BBA	7.12%	1-Sep-15
7	2005033001	3/30/05	Amortizing Swap	3,500,000	1 mo. USD-LIBOR-BBA	6.80%	1-Apr-10
8	2005071101	7/11/05	Amortizing Swap	5,000,000	1 mo. USD-LIBOR-BBA	7.11%	8-Jul-15

Terms of Hedged Fixed Rate Commercial Loans

No.	Reference Number	Issue Date	Hedged Debt	Principal		Fixed Rate	Maturity
1	2005123001L	12/30/05	Fixed Rate Commercial Loan	940,000	N/A	7.89%	1-Jan-16
2	2005093001L	9/30/05	Fixed Rate Commercial Loan	1,000,000	N/A	7.26%	1-Oct-10
3	2005081801L	8/18/05	Fixed Rate Commercial Loan	1,168,750	N/A	7.38%	1-Sep-15
4	2005092205L	9/22/05	Fixed Rate Commercial Loan	1,695,000	N/A	7.40%	1-Oct-15
5	2005112301L	11/23/05	Fixed Rate Commercial Loan	2,200,000	N/A	6.75%	1-Dec-15
6	2005082601L	8/26/05	Fixed Rate Commercial Loan	3,436,159	N/A	7.12%	1-Sep-15
7	2005033001L	3/30/05	Fixed Rate Commercial Loan	3,500,000	N/A	6.80%	1-Apr-10
8	2005071101L	7/11/05	Fixed Rate Commercial Loan	5,000,000	N/A	7.11%	8-Jul-15

Sky Financial Group, Inc.

Attachment II

How the Criteria in Para. 20-21 Are Met

FAS 133, Paragraph 20-21 – Relevant Portions	How Hedging Relationships Met Criteria
20. An entity may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof (“hedged item”) that is attributable to a particular risk. Designated hedging instruments and hedged items qualify for fair value hedge accounting if all of the following criteria and those in paragraph 21 are met:

a. At inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed. There must be a reasonable basis for how the entity plans to assess the hedging instrument’s effectiveness. [F5]

At the inception of the hedging relationships, formal documentation was put in place that included all of the information required by this paragraph.

(1) For a fair value hedge of a firm commitment, the entity’s formal documentation at the inception of the hedge must include a reasonable method for recognizing in earnings the asset or liability representing the gain or loss on the hedged firm commitment.

N/A – This is not a fair value hedge of a firm commitment.

(2) An entity’s defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative’s change in fair value, such as time value, from the assessment of hedge effectiveness, as discussed in paragraph 63 in Section 2 of Appendix A.

N/A – There are not excluded components in the assessment of effectiveness

b. Both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period that the hedge is designated. An assessment of effectiveness is required whenever financial statements or earnings are reported, and at least every three months. If the hedging instrument (such as an at-the-money option contract) provides only one-sided offset of the hedged risk, the increases (or decreases) in the fair value of the hedging instrument must be expected to be highly effective in offsetting the decreases (or increases) in the fair value of the hedged item. All assessments of effectiveness shall be consistent with the risk management strategy documented for that particular hedging relationship (in accordance with paragraph 20(a) above). [E7, E8, E11, F5, F11]

At inception of the hedging relationship, the Company tailored the swap to match the hedged debt and to meet all of the criteria of paragraph 68 of FAS 133. By meeting the criteria of paragraph 68, the Company can assume no ineffectiveness in the hedging relationship.

Sky Financial Group, Inc.

Attachment II - Continued

How the Criteria in Para. 20-21 Are Met

FAS 133, Paragraph 20-21 – Relevant Portions	How Hedging Relationships Met Criteria

c. If a written option is designated as hedging a recognized asset or liability or an unrecognized firm commitment, the combination of the hedged item and the written option provides at least as much potential for gains as a result of a favorable change in the fair value of the combined instruments 7 as exposure to losses from an unfavorable change in their combined fair value. That test is met if all possible percentage favorable changes in the underlying (from zero percent to 100 percent) would provide at least as much gain as the loss that would be incurred from an unfavorable change in the underlying of the same percentage. [F7]

N/A – The hedging instrument is not a written option.

(1) A combination of options (for example, an interest rate collar) entered into contemporaneously shall be considered a written option if either at inception or over the life of the contracts a net premium is received in cash or as a favorable rate or other term. (Thus, a collar can be designated as a hedging instrument in a fair value hedge without regard to the test in paragraph 20(c) unless a net premium is received.) Furthermore, a derivative instrument that results from combining a written option and any other non-option derivative shall be considered a written option. [E2, E5]

N/A – The hedging instrument is not a combination of options.

A non-derivative instrument, such as a Treasury note, shall not be designated as a hedging instrument, except as provided in paragraphs 37 and 42 of this Statement. [E18, F6, F8, F10, J3, K3]	N/A – The hedging instrument is not a non-derivative instrument

21. An asset or a liability is eligible for designation as a hedged item in a fair value hedge if all of the following criteria are met:

a. The hedged item is specifically identified as either all or a specific portion of a recognized asset or liability or of an unrecognized firm commitment. The hedged item is a single asset or liability (or a specific portion thereof) or is a portfolio of similar assets or a portfolio of similar liabilities (or a specific portion thereof). [E10, F1]

The Company designated all of the recognized debt as the hedged item consistent with the requirement of this paragraph. The hedged items are all single assets or liabilities.

(1) If similar assets or similar liabilities are aggregated and hedged as a portfolio. . .	N/A – They are not hedging pools of assets or liabilities

(2) If the hedged item is a specific portion of an asset or liability (or of a portfolio of similar assets or a portfolio of similar liabilities), the hedged item is one of the following:	N/A

Sky Financial Group, Inc.

Attachment II - Continued

How the Criteria in Para. 20-21 Are Met

FAS 133, Paragraph 20-21 – Relevant Portions	How Hedging Relationships Met Criteria
(a) A percentage of the entire asset or liability (or of the entire portfolio)	N/A

(b) One or more selected contractual cash flows (such as the portion of the asset or liability representing the present value of the interest payments in the first two years of a four-year debt instrument) [F2]

N/A

(c) A put option or call option (including an interest rate or price cap or an interest rate or price floor) embedded in an existing asset or liability that is not an embedded derivative accounted for separately pursuant to paragraph 12 of this Statement [G4, J14]

N/A

(d) The residual value in a lessor’s net investment in a direct financing or sales-type lease . . .	N/A

b. The hedged item presents an exposure to changes in fair value attributable to the hedged risk that could affect reported earnings.	The hedged item presents an exposure to changes in fair value attributable to the hedged risk. The fixed rate debt presents an exposure to changes in the LIBOR swap rate.

c. The hedged item is not (1) an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings, (2) an investment accounted for by the equity method in accordance with the requirements of APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, (3) a minority interest in one or more consolidated subsidiaries, (4) an equity investment in a consolidated subsidiary, (5) a firm commitment either to enter into a business combination or to acquire or dispose of a subsidiary, a minority interest, or an equity method investee, or (6) an equity instrument issued by the entity and classified in stockholders’ equity in the statement of financial position. [G1]

The hedged items are not any of the items specified in this paragraph.

d. If the hedged item is all or a portion of a debt security . . .	N/A - The hedged item is not a debt security classified at HTM as indicated in this paragraph.

e. If the hedged item is a non-financial asset or liability (other than a recognized loan . . .	N/A - The hedged item is not a non-financial liability.

f. If the hedged item is a financial asset or liability, a recognized loan servicing right, or a non financial firm commitment with financial components, the designated risk being hedged is:

Sky Financial Group, Inc.

Attachment II - Continued

How the Criteria in Para. 20-21 Are Met

FAS 133, Paragraph 20-21 – Relevant Portions	How Hedging Relationships Met Criteria
(1) The risk of changes in the overall fair value of the entire hedged item,	N/A - The designated, hedged risk in not the risk specified in this paragraph.

(2) The risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),	The hedged item is a financial liability and the designated hedged risk is the risk of changes in fair value attributable to changes in the LIBOR swap rate, the designated benchmark interest rate being hedged. (See “A” above)

(3) The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) (refer to paragraphs 37, 37A, and 38), or	N/A - The designated, hedged risk in not the risk specified in this paragraph.

(4) The risk of changes in its fair value attributable to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

N/A - The designated, hedged risk in not the risk specified in this paragraph.

If the risk designated as being hedged is not the risk in paragraph 21(f)(1) above, two or more of the other risks (interest rate risk, foreign currency exchange risk, and credit risk) may simultaneously be designated as being hedged. The benchmark interest rate being hedged in a hedge of interest rate risk must be specifically identified as part of the designation and documentation at the inception of the hedging relationship. Ordinarily, an entity should designate the same benchmark interest rate as the risk being hedged for similar hedges, consistent with paragraph 62; the use of different benchmark interest rates for similar hedges should be rare and must be justified. In calculating the change in the hedged item’s fair value attributable to changes in the benchmark interest rate, the estimated cash flows used in calculating fair value must be based on all of the contractual cash flows of the entire hedged item. Excluding some of the hedged item’s contractual cash flows (for example, the portion of the interest coupon in excess of the benchmark interest rate) from the calculation is not permitted. An entity may not simply designate prepayment risk as the risk being hedged for a financial asset. However, it can designate the option component of a prepayable instrument as the hedged item in a fair value hedge of the entity’s exposure to changes in the overall fair value of that “prepayment” option, perhaps thereby achieving the objective of its desire to hedge prepayment risk. The effect of an embedded derivative of the same risk class must be considered in designating a hedge of an individual risk. For example, the effect of an embedded prepayment option must be considered in designating a hedge of interest rate risk.	The risk designated as being hedged is not the risk in paragraph 21(f)(1) above. Only one risk is designated as being hedged - the risk specified in paragraph 21(f)(2). The benchmark interest rate being hedged was specifically identified as part of the formal designation and documentation that was put in place at the inception of the hedging relationship. None of the hedged item’s contractual cash flows are excluded in calculating the change in the hedged item’s fair value due to changes in the benchmark interest rate (note, however, that no formal calculation is performed/required for hedges that qualify for shortcut treatment). The Company designates the same benchmark interest rate as the risk being hedged for similar hedges consistent with paragraph 62. The effect of embedded options and other features were considered (mirrored) in designating the hedges of convertible FHLB Advances and the callable subordinated debt. See Attachment I, which shows that the options in the hedged item is mirrored in the debt. Also, please refer to discussion related to meeting the criteria in paragraph 68 in Attachment III for further detail.

Sky Financial Group, Inc.

Attachment III

How the Criteria in Para. 68 Are Met

How Hedging Relationships Meet Criteria
FAS 133, Paragraph 68 – Relevant Portions	Convertible FHLB Advances	Junior Subordinated Debentures	FHLB Advances	Repurchase Agreements	Fixed-Rate Commercial Loans
68. An entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap (or a compound hedging instrument composed of an interest rate swap and a mirror-image call or put option as discussed in paragraph 68(d) below) if all of the applicable conditions in the following list are met:	The critical terms of each derivative used in each hedging relationship were tailored at inception to exactly match the terms of the hedged item and to meet the criteria in paragraph 68 of FAS 133, so that the short cut method could be applied. Each of the hedging relationships involves interest rate swaps hedging existing/recognized assets or liabilities. In instances where the hedged item contains an option, the hedging instruments are compound derivatives composed of interest rate swaps and mirror-image options as described in paragraph 68(d). This is illustrated in the comparison of the hedged items and hedging instruments in Attachment I A-C.

a. The notional amount of the swap matches the principal amount of the interest-bearing asset or liability being hedged.	The notional amounts of the swaps match the principal amounts of the interest-bearing assets and liabilities being hedged.

b. If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph 68(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item. That is, the reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition (through an original issue discount or premium) or is being paid over the life of the hedged item (through an adjustment of the interest rate). If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option. In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged item, fair value of the hedging instrument at the inception of the hedging relationship must be zero.	The fair values of the swaps were zero at inception of the hedging relationships. The hedging instruments are compound derivatives composed of interest rate swaps and mirror-image options as discussed in paragraph 68(d). The premiums paid for the purchased options were embedded in the fixed rates received on the derivatives. This is the same manner in which the sold options in the debt were paid for by the FHLB - as an adjustment to the fixed rate on the debt.	The fair values of the swaps were zero at inception of the hedging relationships. The hedging instruments are compound derivatives composed of interest rate swaps and mirror-image options as discussed in paragraph 68(d). The premiums received for the sold options were embedded in the fixed rates received on the derivatives. This is the same manner in which the sold options in the debt were paid for - as an adjustment to the fixed rate on the subordinated debt.	The fair value of the interest rate swaps were zero at inception. There are no embedded options in the swaps or hedged items.

c. The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.) [E12]	For each type of hedging relationship, the formulas for computing net settlements under the interest rate swaps are the same for each net settlement. The fixed rates are the same throughout the term of each hedging relationship, and the variable rates are based on the same indexes and include the same constant adjustments or no adjustment.

Sky Financial Group, Inc.

Attachment III - Continued

How the Criteria in Para. 68 Are Met

How Hedging Relationships Meet Criteria
FAS 133, Paragraph 68 – Relevant Portions	Convertible FHLB Advances	Junior Subordinated Debentures	FHLB Advances	Repurchase Agreements	Fixed-Rate Commercial Loans
d. The interest-bearing asset or liability is not prepayable (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option. The call option is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image put option. [E6, E20]	The interest-bearing liability is prepayable due to an embedded sold option in the debt. However, the debt is not considered prepayable because it meets the conditions specified in the second half of the paragraph. The options embedded in the derivatives are the mirror image of the options embedded in the hedged debt because (1) the terms of the two options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the purchaser of one option and the writer of the other option. This information is illustrated in Attachment I A-C.	The interest-bearing liability is prepayable due to an embedded purchased option in the debt. However, the debt is not considered prepayable because it meets the conditions specified in the second half of the paragraph. The options embedded in the derivatives are the mirror image of the options embedded in the hedged debt because (1) the terms of the two options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the purchaser of one option and the writer of the other option. This information is illustrated in Attachment I A-C.	The interest-bearing assets/liabilities are not prepayable and there are no embedded options in the hedged items or the swaps.

dd. The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.	The index on the variable leg of the swap is based on LIBOR, the benchmark interest rate designated as the interest rate risk being hedged.

Sky Financial Group, Inc.

Attachment III - Continued

How the Criteria in Para. 68 Are Met

How Hedging Relationships Meet Criteria
FAS 133, Paragraph 68 – Relevant Portions	Convertible FHLB Advances	Junior Subordinated Debentures	FHLB Advances	Repurchase Agreements	Fixed-Rate Commercial Loans
e. Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	All other terms in the interest-bearing financial instruments are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	All other terms in the interest-bearing financial instruments are typical of those instruments and do not invalidate the assumption of no ineffectiveness. Note: The deferral feature in the hedged item is mirrored in the swap.	All other terms in the interest-bearing financial instruments are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

f. The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.	The expiration dates of the derivatives match the maturity dates of the hedged items. Please refer to Attachment I A-C for further information.

g. There is no floor or cap on the variable interest rate of the swap.	There are no floors or caps on the variable legs of the swaps.

h. The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).	The interval between repricings of the variable leg of the swaps (3 Mo. LIBOR) is frequent enough to justify an assumption that the variable leg of the swap is a market rate.				The interval between repricings of the variable leg of the swaps (1 Mo. LIBOR) is frequent enough to justify an assumption that the variable leg of the swap is a market rate.